SANDVIK

Our date
2007-01-09

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

07020469

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to acquire tooling business in the US, dated 8 January 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 1/23

SEC-brev 060919 Chile MIneros

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 033

Press Release

Sandvik to acquire tooling business in the US

Sandvik Hard Materials has reached an agreement with Rexam, the global consumer packaging company, to acquire the beverage can tooling business in Rexam's North American Equipment Manufacturing Division in Chicago, US. The operation acquired by Sandvik represents an invoicing of about SEK 50 M.

As part of the agreement Sandvik and Rexam have entered into a long term contract where Sandvik will supply Rexam's North American beverage can operation with cemented carbide can tooling and related services in North America.

The acquisition does not include employees and premises. The operation in Chicago including machinery and equipment will be transferred to Sandvik Hard Materials' existing can tools plant in Minneapolis, US. The transfer is expected to be completed in June 2007.

"The acquisition is a further step in our strategy to establish a world leading position as supplier of high performance tooling solutions to the beverage can industry. It also complements our close partnership with Rexam which already exists in all markets outside North America," says Tom Erixon, President of Sandvik Hard Materials.

Sandviken, 8 January 2007.

Sandvik AB; (publ)

For further information, contact Tom Erixon, President of the Sandvik Hard Materials product area, +46 (0)26 26 69 00, or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 (0)26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for metal cutting as well as of blanks and components. Annual sales is about SEK 20,800 M with 15,000 employees. Approximately 5% of the turnover is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materials, Walter, Valenite, Safety, Titex, Dormer, Prototyp, Precision etc.

Rexam is a leading global consumer packaging group. Rexam is a business partner to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. Rexam offers a broad range of packaging services and solutions for different industries, using a variety of materials and innovative technologies. Three things characterise Rexam – leadership in its chosen industries, commitment to innovation and passion to deliver exceptional value.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43